UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of AUGUST, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  August 15, 2007                     /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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          HALO IDENTIFIES GEOPHYSICAL TARGETS AT WEST RED LAKE PROPERTY


TORONTO, ONTARIO, AUGUST 15, 2007 - LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that geophysical surveys at the West Red Lake property, Ontario, have identified numerous exploration drilling targets. Some 40 km of induced polarization (IP) and magnetometer surveys were completed primarily over the southeastern section of the 2,870 hectare property located 30 km west of the town of Red Lake.

One of the high priority geophysical anomalies identified is associated with the May-Spiers gold deposit located in Middle Bay of Red Lake in Ball Township. The May-Spiers shaft and surface exposure are on May-Spiers Island where the May-Spiers Gold Mines Ltd. sank a three compartment shaft to 375 feet in 1936 and developed mine workings at the lowest level over 150 feet. Intervals of 0.5 oz per ton gold over widths less than 5 feet were reported in the 1930s from surface drilling and underground mine grades were in the order of 0.1 oz per ton. The mine workings were destroyed by fire in 1937 and no mining or exploration has taken place in 70 years.

The geophysical  anomaly associated with the May-Spiers mine workings includes a
1.3 km long east-west trending magnetic low feature and a 600 m long weak-to-moderate IP chargeability anomaly with a width up to 100 m. Almost half of the survey area is covered by water which is generally less than 3.5 m deep and has had limited previous exploration.

Mapping  and  prospecting  is  underway  to  investigate   other  high  priority
geophysical targets which are associated with areas of known gold mineralization. In addition, a 40 km geophysical survey is planned for Q3 2007 to cover 2 kilometers of strike to the west of the most recent survey. It is anticipated that drilling of the first targets will commence late in 2007.


ON BEHALF OF THE BOARD
/s/ Lynda Bloom
------------------------------
Lynda Bloom, President and CEO

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045    Fax: 416-368-9805
Toll Free: 1-866-841-0068    lbloom@halores.com
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                                      -1-

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ABOUT THE WEST RED LAKE GOLD PROPERTY

Halo's West Red Lake Property is located approximately 30 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies, including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd., have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 metres and 0.38 opt over 7.3 metres respectively. The property has now been consolidated into a larger package of contiguous claims.

During October 2006, Halo commenced a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers area with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay. Sampling of old trenches located between the historic Miles Red Lake showing and the May-Spiers deposit successfully confirmed the presence of significant gold, silver and copper mineralization and the results of a whole rock geochemistry program confirms the favorability of the underlying geology for the discovery of these metals. For example, a sample collected near the 9-44 "shaft" located in the center of the Halo property returned 81 g/t Au, 100 g/t Ag and 4.61% Cu over a width of 0.70m.

Under the terms of an option agreement with Goldcorp, Halo can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by December 31, 2008.

ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

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